EXHIBIT 99.1

Seabridge Gold Inc.
News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	November 3, 2015

Seabridge Gold Expects This Year’s Deep Kerr Drill Results to Add Resources
All five holes find excellent gold and copper grades over sizeable widths

Toronto, Canada… Seabridge Gold today announced that results from the final two core holes drilled into Deep Kerr at its 100% owned KSM Project in northwestern British Columbia continue to expand the size of a potential low cost, underground block cave mining operation at the Deep Kerr deposit. These holes generated in-fill intersections around holes K-15-49 and K-15-50 (previously reported) and down dip from the current resource limits.

The most recent holes reported here are daughter holes that re-entered K-15-49 and K-15-50 before being wedged into new intercepts of the target zone.  These new holes are shallower intersections of the high-grade west limb of Deep Kerr and confirm the continuity of that zone between the existing resource and deeper intersections in holes drilled earlier this year.  K-15-49B was designed to penetrate the zone about 200 meters north of K-15-49 and roughly 200 meters above that hole.  K-15-50A was drilled on the same section as K-15-50 and encountered the target zone about 250 meters higher than the earlier hole. (See http://seabridgegold.net/pdf/NNov3-15-maps.pdf.)

The five drill holes completed into the west part of the Deep Kerr deposit this year were designed to establish dip continuity of the high-grade west limb of Deep Kerr.  Results show that the mineralized envelope of the west limb extends more than 450 meters along strike.  Down dip, the zone shows continuity of more than 400 meters with grades and widths improving at depth. The shape of this zone continues to be highly favorable to underground bulk mining as it grows in size. The zone remains open along strike and at depth and future drill tests are expected to extend it further. However, the current focus is to better understand the evident improvement of grade at depth so as to direct future drilling into the highest grade material.

In the past three years, Seabridge has successfully targeted higher grade zones beneath KSM’s near-surface porphyry deposits, resulting in the discovery of Deep Kerr and the Iron Cap Lower Zone, two copper-rich deposits that to date have added nearly one billion tonnes of inferred resources to the project at a higher average grade. Furthermore, the expansion potential of the east limb of Deep Kerr has not been evaluated but remains a high value target. Exceptionally high grade intercepts found on the east limb have not been followed to depth.

Seabridge Chairman and CEO Rudi Fronk commented that “every time we drill Deep Kerr, we increase both the mineralized material in hand and the potential upside. This year, we achieved our aim of increasing the size and confirming the continuity of mineralization at our proposed block cave operation at Deep Kerr. We are confident that the results will substantially increase resources. At the same time, we also learned that grade increases at depth, especially for gold, and that we still have not found the limits of the deposit. We are also becoming more intrigued with the high grade potential of the less-explored east limb. Our focus at the moment is on enhancing the near-term value of KSM but the big picture continues to unfold in a most exciting way. The more we learn about KSM, the less we know about its limits.”

The following table summarizes the significant drill hole intersections for K-15-49B and K-15-50A.

Drill Hole ID	Total Depth	From (meters)	To (meters)	Interval (meters)	Gold (g/T)	Copper %	Silver (g/T)
K-15-49B	1731.4	963.5	1020.1	56.6	0.67	0.12	7.0
		1379.0	1461.6	82.6	0.43	0.55	3.3
		1534.5	1668.9	134.4	0.20	0.45	1.4
	including	1574.0	1627.2	53.2	0.31	0.56	1.7
K-15-50A	1718.5	1246.5	1369.5	123.0	0.44	0.30	2.1
		1452.5	1704.5	252.0	0.38	0.31	2.2
	including	1559.3	1620.5	61.2	0.63	0.42	3.1

Drill holes were designed to intercept the mineralized target at right angles to the strike of the zone and oriented using current and historical information. The true thickness of the mineralized zones may be refined with additional drilling but current information indicates that the intervals reported above approximate true thickness.

Exploration activities by Seabridge at the KSM Project are conducted under the supervision of William E. Threlkeld, Registered Professional Geologist, Senior Vice President of the Company and a Qualified Person as defined by National Instrument 43-101. Mr. Threlkeld has reviewed and approved this news release. An ongoing and rigorous quality control/quality assurance protocol is employed in all Seabridge drilling campaigns. This program includes blank and reference standards, and in addition all copper assays that exceed 0.25% Cu are re-analyzed using ore grade analytical techniques. Cross-check analyses are conducted at a second external laboratory on at least 10% of the drill samples. Samples are assayed at ALS Chemex Laboratory, Vancouver, B.C., using fire assay atomic adsorption methods for gold and ICP methods for other elements.

Seabridge holds a 100% interest in several North American gold projects. The Company’s principal assets are the KSM Project located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a full breakdown of Seabridge’s mineral reserves and mineral resources by category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the results at Deep Kerr being expected to add resources; (ii) the shape of Deep Kerr continuing to be highly favorable to underground bulk mining as it grows in size; (iii) future drill tests at the west limb of Deep Kerr being expected to extend it further; (iv) the east limb of the Deep Kerr deposit being a high grade potential target; (v) current information indicating that the intervals reported approximate true thickness; (iv) the estimated amount and grade of mineral reserves at a deposit; (v) the estimated amount and grade of mineral resources at the core zone deposits. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "envisages", "assumes", "intends", "strategy", "potential", "appears", "goals", "objectives" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. The principle assumptions are listed above, but others include: (i) the presence of and continuity of metals at the Project at modeled grades; (ii) the capacities of various machinery and equipment and the geotechnical characteristics of the resource material and its continuity; (iii) the availability of personnel, machinery and equipment at estimated prices; (iv) exchange rates; (v) metals sales prices; (vi) appropriate discount rates; (vii) tax rates and royalty rates applicable to the proposed mining operation; (viii) financing structure and costs; (ix) anticipated mining losses and dilution; (x) metallurgical performance; (xi) reasonable contingency requirements; (xii) success in realizing proposed operations; (xiii) receipt of regulatory approvals on acceptable terms; and (xiv) the negotiation of satisfactory terms with impacted First Nations groups. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward looking statements, such as statements of net present value and internal rates of return, which are based on most of the other forward-looking statements and assumptions herein. The cost information is also prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur, but specifically include, without limitation: risks relating to variations in the mineral content or geotechnical characteristics within the material identified as mineral reserves or mineral resources from that predicted; variations in rates of recovery and extraction; developments in world metals markets; risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals or settlement of an agreement with impacted First Nations groups; the effects of competition in the markets in which Seabridge operates; operational and infrastructure risks and the additional risks described in Seabridge's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2014 and in the Corporation's Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

ON BEHALF OF THE BOARD

“Rudi Fronk”
Chairman & C.E.O.

For further information please contact:
Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292 • Fax: (416) 367-2711
Email: info@seabridgegold.net